Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

May 24, 2016

VIA EDGAR AND OVERNIGHT MAIL

Ms. Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise East Coast Opportunistic REIT, LLC Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted March 15, 2016 CIK No. 0001660918

Dear Ms. McManus:

This letter is submitted on behalf of Fundrise East Coast Opportunistic REIT, LLC, (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 30, 2016 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001660918) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on January 19, 2016, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 2 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Kim McManus

Division of Corporation Finance

May 24, 2016

Notes to Balance Sheet

Note 5. Subsequent Events, page F-7

1.	We note the revision to your subsequent events footnote which reflects the termination of Michael McCord on February 9, 2016. Please tell us how the auditor determined it was not necessary to update the date of their report. Alternatively, include an updated audit report in the next amendment to your offering statement.

Response to Comment No. 1

In response to the Staff’s comments, the footnotes to the financial statements have been revised to remove the previously made revisions , which were erroneously included in such footnotes and which would require the auditor to update its report. In addition, the Company has included an unaudited subsequent event regarding the name change of the Company.

Appendix A: Prior Performance Tables

Table III – Operating Results of Prior Programs, page A-3

2.	Please revise Table III to provide distribution data per $1,000 invested, including separately quantifying each source of distributions. For example, please provide separately the distributions paid from (i) cash flow from operations, (ii) sale of assets, (iii) financing and (iv) offering proceeds. To the extent that fees were waived or reduced to fund distributions, please revise to clarify. Refer to Industry Guide 5 and CF Disclosure Guidance Topic No. 6.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised Table III to update the footnotes regarding the contribution of certain origination fees, advances made for the benefit of Noteholders, and the financing of certain draw reserves by our sponsor or its affiliates.

In addition, as discussed in a subsequent telephone conversation with the Staff, because investors did not invest into a single pooled vehicle, but rather purchased individual (predominantly debt) investments tied to particular real estate assets, our sponsor does not believe it is possible to accurately disclose the distribution data per $1,000 invested in the format required by Table III, and has thus declined to include such disclosure in Table III.

Ms. Kim McManus

Division of Corporation Finance

May 24, 2016

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

cc:	Via E-mail Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Matt Schoenfeld, Esq.

Goodwin Procter LLP